Exhibit 99.4

ELECTRAMECCANICA VEHICLES CORP.

(the “Company”)

NI 51-102 REQUEST FORM

TO:	REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Company send annually to the registered holders and beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Company’s financial statements. If you wish to receive the Company’s financial statements or other selective securityholder communications, please complete and return this form.

Please note that this request form will be mailed each year and both registered and beneficial securityholders must return this form each year to remain on the Company’s distribution list.

PLEASE RETURN TO:	Electrameccanica Vehicles Corp.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: 604-428-7656

Email: info@electrameccanica.com

The undersigned securityholder of the Company hereby elects to receive:

(A)	Annual financial statements and MD&A of the Company, or

(B)	Interim financial statements and MD&A of the Company, or

(C)	Both (A) and (B) as described above.

NAME: (please print)

ADDRESS:

SIGNATURE:	DATE:

I certify that I am a security holder of the Company.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the interim financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E-MAIL (optional):